

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 4, 2023

Barry Sloane
Chief Executive Officer
NewtekOne, Inc.
4800 T Rex Avenue, Suite 120
Boca Raton, FL 33431

> **Re: NewtekOne, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-3**
> **Filed April 21, 2023**
> **File No. 333-269452**

Dear Barry Sloane:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 17, 2023 letter.

Amendment No. 3 to Registration Statement on Form S-3

General

1. Please clarify which specific issuer(s) you believe are entitled to rely on Rule 3a-7 of the Investment Company Act of 1940 ("1940 Act"). In addition, please clarify (i) whether each such issuer issues redeemable securities, (ii) whether each such issuer is engaged only in the business of purchasing or otherwise acquiring, and holding eligible assets under Rule 3a-7 (and in activities related or incidental thereto), (iii) whether each such issuer has issued securities as described in Rule 3a-7(a)(1) and, if so, in what amounts, (iv) whether such securities were sold to purchasers in accordance with Rule 3a-7(a)(2), (v) whether such issuers have acquired and disposed of assets in accordance with Rule 3a-7(a)(3), (vi) whether any such issuer has appointed a trustee that meets the requirements

imposed by Rule 3a-7(a)(4)(i) and whether such a trustee will take the actions necessary to meet the requirements in Rule 3a-7(a)(4)(ii) and (iii).

2. To the extent that Newtek Bank or any of your other subsidiaries are relying on Section 3(c)(3) of the 1940 Act as a "bank" as that term is defined in Section 2(a)(5) of the 1940 Act, please clarify the basis for that determination.

3. For you and any of your subsidiaries not relying on Rule 3a-7 or Section 3(c)(3) of the 1940 Act:
   • Please provide a legal analysis of whether each such issuer meets the definition of an "investment company" under Section 3(a)(1)(C) of the 1940 Act. Please include in your analysis all relevant calculations under Section 3(a)(1)(C), identifying each constituent part of the numerator(s) and denominator(s). Please also describe and discuss: (i) your proposed treatment of the SBA unguaranteed non-affiliate investments and controlled investments for purposes of Section 3(a)(1)(C); and (ii) any other substantive determinations and/or characterizations of assets that are material to your calculations. Please base your response on the value of such issuer's assets as of the end of the last preceding fiscal quarter.
   • Please provide a detailed legal analysis regarding whether such issuers meet the definition of an "investment company" under Section 3(a)(1)(A) of the 1940 Act. In your response, please address, in detail, each of the factors outlined in *Tonapah Mining Company of Nevada*, 26 SEC 426 (1947) and provide legal and factual support for your analysis of each such factor.

You may contact William Schroeder at 202-551-3294 or Ben Phippen at 202-551-3697 if you have questions regarding comments on the financial statements and related matters. Please contact Madeleine Mateo at 202-551-3465 or Tonya Aldave at 202-551-3601 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Jared Fishman, Esq.